EXHIBIT 99.1

Northern Dynasty Receives Initial Advance under Second Tranche of Amended Royalty Agreement

November 13, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports it has received an initial $2 million royalty investment under the second tranche investment of the Company’s royalty agreement dated July 26, 2022 (the “Royalty Agreement’). The Company and the royalty investor (“the Royalty Holder”) have also agreed to amend the terms of the Royalty Agreement (“the Amendment”) in order to increase flexibility of payment installments and to extend the original July 25, 2024 expiration date.  All currency figures are U.S. dollars.

Under the Revised Agreement, the Royalty Holder receives the right to fund the second $12 million tranche in six equal installments of $2 million each (“Additional Payment Installment”), with the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per Additional Payment Installment made (representing 1/6 of the aggregate royalty under the second tranche). The Company received the first $2 million upon execution of the Amendment.

In the event the Royalty Holder completes all six installments (for a total of $12 million) on or before July 26, 2024, the expiration date of the Royalty Agreement will be extended until July 26, 2025. The remaining three tranches of $12 million each, as described in the Company’s July 27, 2022 news release, have not been similarly subdivided, and the aggregate total purchase price of $60 million and maximum royalty rates (10% of payable gold production and 30% of payable silver production) remain unchanged from the original Royalty Agreement.

“We are working with the Royalty Holder to ensure this funding vehicle is structured in the most effective way for both parties,” said Ron Thiessen, President and CEO of Northern Dynasty Minerals. “We have agreed with the Royalty Holder to provide flexibility by dividing the $12 million second tranche into six, $2 million payments. The first of these $2 million payments has been made. In addition, we have agreed that if the Royalty Holder completes the full $12 million second tranche by July 26, 2024, we will extend the expiration date for one year.”

“Our objective remains to receive the full $60 million which, when completed, increases our financial liquidity.  It also allows us to continue the pursuit of the responsible development of the Pebble Project, one of if not the most important critical minerals and metals deposits for the United States of America and the State of Alaska.  This project will only be developed with standards that assure the participation of people in the region, Alaska as a whole, and with assurances the environment and subsistence and commercial fisheries are safeguarded at all times,” Mr. Thiessen continued.

As reported on July 27, 2022, the first tranche of $12 million was received by the Company in return for the right of the Royalty Holder to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of $1,500 per ounce of gold and $10 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed $4,000 per ounce of gold or $50 per ounce of silver, then the Company will share in 20% of the excess price for either metal. Additionally, the Company will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver, and so is incentivized to continually improve operations over the life of the mine.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

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For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project and the ability of the Company to successfully complete the full financing transaction discussed above (the “Royalty Financing”) are forward-looking statements. These include statements regarding: (i) the outcome of the U.S. Army Corp of Engineers (“USACE”) remand and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (v) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act, and (vi) the full payment of the balance of the payments under the second tranche and the future determinations of the Royalty Holder to increase its investment and the successful completion of the full Royalty Financing.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s final Determination.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses and (ii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project, (iii) the full amounts under the second tranche will be advanced, and (iv) NDM will be able to secure the financing required to develop the Pebble Project, including the full Royalty Financing.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s  Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and six months ended June 30, 2022, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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